

Todd Young · 3rd

Co-Founder + Chief Operating Officer at Gamestar

Los Angeles, California, United States ·

Contact info

500+ connections

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Gamestar+

Arizona State University

Experience

Co-Founder / COO

Gamestar+ · Full-time

Jan 2019 – Present · 2 yrs 8 mos

Greater Los Angeles Area

Member Of The Board Of Advisors

NOCAP Sports

Sep 2020 – Present · 1 yr

A Name, Image and Likeness Pioneer. Connecting ALL athletes to business opportunities. Get sponsored. Get Paid.

Director of Venture Strategy

The Refinery - Startup Engineers. Human Ventures.

Oct 2017 – Present · 3 yrs 11 mos

Greater New York City Area

Marketing, Branding, Business Development

Sony Pictures Entertainment

Apr 2017 – Jan 2019 · 1 yr 10 mos

Greater Los Angeles Area

Director of Behavior Design
OMA
Jan 2016 – Mar 2017 · 1 yr 3 mos
Greater Los Angeles Area

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Education

Arizona State University
Finance // Kiniesiology
2001 – 2004

Licenses & certifications

Certified Behavior Design Specialist
BJ Fogg, PhD

Skills & endorsements

Digital Marketing · 76



Endorsed by **Julie Hoffmann and 1 other who is highly skilled at this**

Endorsed by **5 of Todd's colleagues at Fiero**

Marketing Strategy · 58



Endorsed by **Triniti Gawthrop and 4 others who are highly skilled at this**

Endorsed by **5 of Todd's colleagues at Fiero**

Social Media Marketing · 59

Endorsed by **Julie Hoffmann and 7 others who**

are highly skilled at this

Endorsed by **2 of Todd's colleagues at Sony Pictures Entertainment**

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